SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2017

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, reported that its controlling shareholder, Willi Food Investments Ltd. ("WIL"), reported announcements made by WIL's own controlling shareholder, B.S.D. Crown Ltd. (formerly known as Emblaze Ltd.) ("B.S.D."), and by BGI Investments (1961) Ltd. ("BGI"), a shareholder of BSD.

B.S.D. announced the results of its extraordinary general meeting of shareholders with respect to the election of directors, among other things.

BGI announced that the director nominees supported by BGI were not elected at the shareholders meeting of B.S.D., and as a result BGI does not have any representation on the board of directors of B.S.D.  BGI further announced that pursuant to a recent court ruling in Israel, it no longer sees itself as a controlling shareholder of B.S.D., and to the extent B.S.D. would have classified BGI as a non-controlling shareholder, the external directors supported by BGI would have been elected as director of B.S.D. BGI said it is studying the results of the shareholders meeting and it will reserve its rights.

The Company also announced that, in furtherance of the announcement by BGI, the Company received a letter from Mr. Yossi Williger addressed to the Company and to WIL claiming that he is the controlling shareholder of B.S.D., and as a result, a controlling shareholder of WIL and the Company, commencing from the date of the shareholders meeting of B.S.D.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 27, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. (the "Registrant")

Dated: May 8, 2017	By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer